NEWS RELEASE

Augusta Resource Signs Precious Metals Agreement with Silver Wheaton

Vancouver, B.C, February 11, 2010 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) is pleased to announce it has signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) under which the Company has agreed to provide Silver Wheaton with silver and gold in an amount equal to 100% of the payable silver and gold to be produced by the Company’s Rosemont Copper Project (“Rosemont”).

Silver Wheaton will pay Augusta upfront cash payments totaling US$230 million and payments of US$3.90 per ounce of silver and US$450 per ounce of gold delivered during the mine life, or the prevailing market prices if lower. The production payments are subject to an inflationary adjustment. The upfront payment will provide a portion of the project funding for the construction of the Rosemont mine and will be drawn post permitting for construction. Final permitting is expected during the fourth quarter of 2010. The 2009 Rosemont Updated Feasibility Study detailed precious metals production averaging 2.4 million ounces of silver and up to 15,000 ounces of gold per year over a projected twenty-two year mine life.

“We are extremely pleased to have Silver Wheaton, a proven market leader, contribute to the success of Rosemont,” said Gil Clausen, President and CEO of Augusta. “This financing will satisfy approximately 25% of the project’s total capital requirements for less than 5% of total project revenue using current metal prices. This reflects the robustness of the low-cost Rosemont copper-molybdenum project and underscores the long-term security of Silver Wheaton’s investment.” Mr. Clausen added, “Silver Wheaton’s upfront investment, coupled with our current project investment of about US$75 million, means we can minimize any further equity dilution for our shareholders in building Rosemont.”

The investment by Silver Wheaton is subject to receipt of all necessary permits to construct and operate Rosemont and Augusta having entered into committed arrangements for sufficient additional financing to construct and operate the mine.

Augusta expects up to 70% of the estimated US$890 million capital cost for the Rosemont mine will be financed through project debt. The Company continues to advance its project finance discussions and has received significant interest from lending institutions and credit agencies. Endeavour Financial is advising Augusta with regard to project financing.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

For additional information please visit www.augustaresource.com or contact:
Meghan Brown, Investor Relations Manager
Tel: (604) 638 2002
Email: mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents;failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s prospectus dated August 17, 2009 . Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States..

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com